TOMRA
Helping the world recycle

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

[redacted]

08000989

Asker, 21 February 2008

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

TOMRA SYSTEMS ASA
082 - 03334

Ragnhild Ringheim

From: ASK-IR
Sent: 29. januar 2008 09:17
To: ASK-IR
Subject: Tomra Systems (NO) - TOMRA - Invitation to 4Q 2007 presentation

RECEIVED
2008 FEB 28 A 11:17

TOMRA
Helping the world recycle

Published: 09:16 29.01.2008 GMT+1 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

TOMRA - Invitation to 4Q 2007 presentation

TOMRA's fourth quarter 2007 results will be released on Wednesday 20 February 2008. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 29 January 2008
Tomra Systems ASA

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Message 166313

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Date/Time	20.12.2007 07:33:37
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications
Title	PURCHASE OF TREASURY SHARES

Text

Tomra Systems ASA has today purchased 62,900 own shares at an average price of NOK 36.84 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,279,815 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19 December 2007
Tomra Systems ASA

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Message 166193	link
Date/Time	19.12.2007 07:37:52
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications
Title	PURCHASE OF TREASURY SHARES

Text

Tomra Systems ASA has today purchased 115,000 own shares at an average price of NOK 36.68 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,216,915 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 18 December 2007
Tomra Systems ASA

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Message 165841

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Date/Time	14.12.2007 07:34:09
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications
Title	PURCHASE OF TREASURY SHARES

Text

Tomra Systems ASA has today purchased 116,000 own shares at an average price of NOK 37.64 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,101,915 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 13 December 2007
Tomra Systems ASA

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Ragnhild Ringheim

From: ASK-IR
Sent: 20. februar 2008 16:33
To: ASK-IR
Subject: Tomra Systems (NO) - TOMRA - Fourth Quarter 2007 Results

TOMRA
Helping the world recycle

Published: 16:32 20.02.2008 GMT+1 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

TOMRA - Fourth Quarter 2007 Results

Revenues of 947 MNOK (1054 MNOK in fourth quarter 2006)
Operating profit of 131 MNOK (135 MNOK in fourth quarter 2006)
Gross margin increased to 37 percent (33 percent in fourth quarter 2006)
Cash flow from operations of 313 MNOK (254 MNOK in fourth quarter 2006)
Organic growth outside Germany of 18 percent compared to fourth quarter 2006

Collection Technology - Deposit Solutions
Revenues in the segment equaled 503 MNOK in fourth quarter 2007, a decrease of 20 percent versus last year as a result of lower machine sales to Germany. Operating profit decreased from 123 MNOK in fourth quarter 2006 to 102 MNOK in fourth quarter 2007.

Materials Handling
Revenues in the fourth quarter 2007 increased by 8 percent to 45.0 MUSD. The gross margin in fourth quarter 2007 increased to 23 percent, up from 22 percent in fourth quarter 2006. The growth is driven by higher activities in California.

Industrial Processing Technology
Fourth quarter 2007 showed 190 MNOK in revenues, an increase of 23 percent compared to the same period in 2006. 2007 total revenue growth was 28 percent compared to 2006. Operating expenses increased from 48 MNOK in fourth quarter 2006 to 65 MNOK in fourth quarter 2007. An 8 MNOK write-off related to capitalized goodwill and R/D expenses is included in the expenses.

Collection Technology - Non-deposit Solutions
In the fourth quarter 2007 TOMRA booked 10 MNOK in revenues in this segment compared to 8 MNOK in fourth quarter 2006. The loss in fourth quarter 2007 was 18 MNOK compared to 34 MNOK fourth quarter 2006. The financial performance in the quarter reflects investments in new technology, low volumes as well as establishment of organizations in new markets.

Dividend
The board proposes a NOK 0.45 dividend per share, up from NOK 0.40 per share last year. The Board will also propose a new 15 million share buy-back program to be established.

Asker, 20 February 2008
Tomra Systems ASA

Attached please find the report and presentation for 4th quarter 2007. A live broadcast of the presentation is available on www.tomra.com (investor relation page) and on www.oslobors.no/webcast. A record of the broadcast will be available as soon as the live broadcast has ended

Presentation of 4th Quarter

4th quarter 2007

This press release was brought to you by Tomra

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Message 203421

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Date/Time	20.02.2008 16:32:41
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	FINANSIELL RAPPORTERING
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Vedlegg:
Title	TOMRA - Fourth Quarter 2007 Results
Text	

Revenues of 947 MNOK (1054 MNOK in fourth quarter 2006)
Operating profit of 131 MNOK (135 MNOK in fourth quarter 2006)
Gross margin increased to 37 percent (33 percent in fourth quarter 2006)
Cash flow from operations of 313 MNOK (254 MNOK in fourth quarter 2006)
Organic growth outside Germany of 18 percent compared to fourth quarter 2006

Collection Technology - Deposit Solutions
Revenues in the segment equaled 503 MNOK in fourth quarter 2007, a decrease of 20 percent versus last year as a result of lower machine sales to Germany. Operating profit decreased from 123 MNOK in fourth quarter 2006 to 102 MNOK in fourth quarter 2007.

Materials Handling
Revenues in the fourth quarter 2007 increased by 8 percent to 45.0 MUSD. The gross margin in fourth quarter 2007 increased to 23 percent, up from 22 percent in fourth quarter 2006. The growth is driven by higher activities in California.

Industrial Processing Technology
Fourth quarter 2007 showed 190 MNOK in revenues, an increase of 23 percent compared to the same period in 2006. 2007 total revenue growth was 28 percent compared to 2006. Operating expenses increased from 48 MNOK in fourth quarter 2006 to 65 MNOK in fourth quarter 2007. An 8 MNOK write-off related to capitalized goodwill and R/D expenses is included in the expenses.

Collection Technology - Non-deposit Solutions
In the fourth quarter 2007 TOMRA booked 10 MNOK in revenues in this segment compared to 8 MNOK in fourth quarter 2006. The loss in fourth quarter 2007 was 18 MNOK compared to 34 MNOK fourth quarter 2006. The financial performance in the quarter reflects investments in new technology, low volumes as well as establishment of organizations in new markets.

Dividend
The board proposes a NOK 0.45 dividend per share, up from NOK 0.40 per share last year. The Board will also propose a new 15 million share buy-back program to be established.

Asker, 20 February 2008
Tomra Systems ASA

Attached please find the report and presentation for 4th quarter 2007. A live broadcast of the presentation is available on www.tomra.com (investor relation page) and on www.oslobors.no/webcast. A record of the broadcast will be available as soon as the live broadcast has ended

Read our disclai.

TOMRA SYSTEMS ASA
082 - 03334

TOMRA
Helping the world recycle

FOURTH QUARTER 2007

Highlights from fourth quarter 2007 include:

- Revenues of 947 MNOK (1054 MNOK in fourth quarter 2006)
- Organic revenue growth of 18% in fourth quarter (excluding Germany and currency effects)
- Gross margin increased to 37% (33% in fourth quarter 2006)
- Operating profit of 131 MNOK (135 MNOK in fourth quarter 2006)
- Strong cash flow from operations of 313 MNOK (254 MNOK in fourth quarter 2006)
- On a full year basis, excluding Germany and currency effects, organic revenue growth of 20% and operating profit growth of 20%

TOMRA FOURTH QUARTER 2007

CONSOLIDATED FINANCIALS

Revenues in the fourth quarter 2007 amounted to 947 MNOK, down 10 percent from 1054 MNOK in fourth quarter 2006. Organic revenue year-on-year growth, excluding the RVM business in Germany and currency effects, was 18 percent for the quarter relative to fourth quarter 2006.

Gross margin equaled 37 percent in the quarter, up from 33 percent in the corresponding period in 2006. This was mainly driven by improvements in Collection Technology - Deposit, relative to the lower margin volume contracts in Germany in 2006, but all business areas did contribute to the improvement. Operating profit in the quarter equaled 131 MNOK, versus 135 MNOK in fourth quarter 2006. Net financial income in the period was positive at 9 MNOK including a 12 MNOK net currency gain.

On a full year basis, excluding the RVM business in Germany and currency effects, both the organic revenue growth as well as the operating profit growth was 20 percent.

Fourth quarter cashflow was as usual strong, mainly due to the seasonality in the US business, which ties up more working capital during the summer than during the winter. Cashflow from operations in fourth quarter 2007 equaled 313 MNOK, compared to 254 MNOK in fourth quarter 2006.

Tomra purchased 1,906,700 own shares during the fourth quarter. Net interestbearing debt was 226 MNOK at the end of fourth quarter 2007, down from 410 MNOK at the end of third quarter 2007.

SEGMENT REPORTING

Collection Technology – Deposit Solutions

Revenues in the Collection Technology segment equaled 503 MNOK in fourth quarter 2007, a decrease of 20 percent from fourth quarter 2006. Total revenues for 2007 were 1731 MNOK, a decrease of 29 percent from 2006. The decrease in 2007 compared to 2006, was a result of the extraordinary high sales in Germany in 2006, following the introduction of their nation-wide deposit system on non-refillable containers 1 May 2006. The reduced activity in Germany was partly offset by increased activity in Finland, which implemented deposit on one-way containers from 1 January 2008.

Gross margin in the quarter equaled 42 percent, up from 37 percent in the corresponding period in 2006. The lower margin in 2006 resulted from the significant deliveries to Germany with below average gross margins. The operating profit of 102 MNOK in the fourth quarter 2007 was down from 123 MNOK in the corresponding quarter in 2006.

Figures in NOK million	4q07	4q06	2007	2006
Revenues	503	625	1,731	2,429
- Nordic	*206*	*140*	*611*	*422*
- Central Europe	*221*	*378*	*792*	*1,616*
- US East & Canada	*76*	*107*	*326*	*391*
- Rest of the world	*-*	*-*	*2*	*-*
Gross contribution	209	228	754	981
- in %	*42%*	*37%*	*44%*	*40%*
Operating expenses	107	105	409	417
Operating profit	102	123	345	564
- in %	*20%*	*20%*	*20%*	*23%*

Europe

Revenues in Europe equaled 427 MNOK in the fourth quarter 2007, down 18 percent from fourth quarter 2006. Adjusted for currency, the reduction is 15 percent.

Tomra installed around 750 machines in Germany during the fourth quarter and 2400 during the full year, including around 200 UNO machines. Of the machines installed in 2006 and 2007, approximately 70% have now been signed up for service contracts. Tomra receives around 70% of assigned new machine orders and is well positioned for future orders. Our previous estimate of 30 000 placed orders for RVMs by the end of 2010 is still valid.

Revenues from European markets outside of Germany increased significantly in the quarter. In the Nordic countries revenues grew by 44 percent, mainly driven by installations resulting from new legislation in Finland, where Tomra received orders for approx. 600 machines in 2007. This legislation will continue to create additional business in 2008, although volume will decrease by around 50% versus 2007. Denmark is also experiencing strong growth due to upgrades of existing customer solutions. The Netherlands showed strong momentum on the back of upgrades and new software updates and installations. In addition,

the service business continued to grow . Service revenues from European markets amounted to more than 550 MNOK in 2007.

US East & Canada

Revenues in US East and Canada equaled 14.0 MUSD in fourth quarter 2007, down 16 percent compared to fourth quarter 2006. Measured in NOK the decrease was 29 percent. The decline in revenue was caused by lower RVM sales. Throughput volumes were flat to fourth quarter 2006. The T-63 platform was introduced and some installations were completed late in the quarter.

Materials Handling

Revenues within Materials Handling in fourth quarter 2007 increased by 8 percent to 45.0 MUSD. Full-year revenues were up 14 percent measured in USD and 4 percent measured in NOK to 1,064 MNOK.
Gross margin in the quarter increased to 23 percent from 22 percent in fourth quarter 2006. Operating profit in the quarter also increased by one percentage point to 11 percent. The improved performance was driven by California.

Figures in NOK million	4q07	4q06	2007	2006
Revenues	245	266	1,064	1,021
- US East & Canada	*103*	*119*	*463*	*500*
- US West	*142*	*147*	*601*	*521*
Gross contribution	54	55	220	221
- in %	*22%*	*21%*	*21%*	*22%*
Operating expenses	27	29	115	120
Operating profit	27	26	105	101
- in %	*11%*	*10%*	*10%*	*10%*

US East & Canada

Revenues in the quarter were stable at 18.8 MUSD. Volumes declined by 2% in the quarter versus same period in 2006.

California

The Californian operations experienced a revenue increase of 14 percent to 26.1 MUSD in fourth quarter due to increased volumes collected at TOMRA's recycling centers, higher third party commercial volumes and higher fees from the State.

Annual revenues increased by 26 percent in USD and 15 percent in NOK relative to 2006.

Industrial Processing Technology

Fourth quarter 2007 revenues amounted to 190 MNOK, an increase of 23 percent versus the same period in 2006. Total 2007 revenues were up 28 percent. Both for the quarter and for the year, TiTech was the main contributor to growth.

Operating expenses increased from 48 MNOK in fourth quarter 2006 to 65 MNOK in fourth quarter 2007. The figure includes a write-off of goodwill and previously activated R&D cost related to the acquisition of Presona of 8 MNOK.

Operating profit in fourth quarter was 24 MNOK, unchanged from 2006.

Figures in NOK million	4q07	4q06	2007	2006
Revenues	190	155	647	504
- Nordic	*14*	*22*	*78*	*65*
- Central Europe & UK	*93*	*67*	*300*	*262*
- Rest of Europe	*29*	*32*	*107*	*87*
- US East & Canada	*10*	*13*	*34*	*31*
- US West	*10*	*-*	*24*	*-*
- Rest of World	*34*	*21*	*104*	*59*
Gross contribution	89	72	321	240
- in %	*47%*	*46%*	*50%*	*48%*
Operating expenses	65	48	220	161
Operating profit	24	24	101	79
- in %	*13%*	*15%*	*16%*	*16%*

Recognition & sorting platform

TiTech's strong growth continues with a year-on-year revenue growth of 48%, and Commodas exceeding 100 MNOK in revenues. These two companies represent around 60% of the business area revenue. In addition Q-Vision, which delivers optical scanners to the food industry, completed its first commercial contracts.

Volume reduction platform

The positive development of Orwak AB continued with revenue growth of 9% for the full year and an EBIT margin approaching 10%.

Presona AB lost money, mainly due to write-offs of approx. 8 MNOK in the quarter. New management, in place since May 2007, are taking the necessary actions and performance is expected to slowly improve.

Each company within this business area closed 2007 with a very solid order-book.

Collection Technology – Non-Deposit Solutions

In fourth quarter 2007 TOMRA booked 10 MNOK in revenues in this segment compared to 8 MNOK in the same quarter in 2006. On a full year basis, revenues came in at 48 MNOK versus 11 MNOK in 2006. The financial performance of this business area is still affected by investment in new technology, low volumes and the build-up of organizational platforms in new markets. However, we see that the use of collection technology in non-deposit environments works well operationally and, eventually, financially.

Figures in NOK million	4q07	4q06	2007	2006
Revenues	10	8	48	11
- Central Europe & UK	*5*	*7*	*38*	*7*
- Rest of World	*5*	*1*	*10*	*4*
Gross contribution	0	(7)	(13)	(9)
- in %	-	-	-	-
Operating expenses	18	27	77	64
Operating profit	(18)	(34)	(90)	(73)

The UK

By the end of 2007 Tesco had installed 30 Automated Recycling Centers (ARC). Operational uptime is now in accordance with both Tesco's and Tomra's expectations and consumers are very satisfied with the solution. Average collected units per center per month is now around 260 000 units and some centers collect more than 500 000 units. The roll-out of the 100 centers under contract continues and discussions with Tesco on small store solutions are ongoing.

Japan

By the end of 2007, close to 100 machines had been installed in 9 municipalities in Tokyo and discussions with another 6 municipalities for pilots commencing in first quarter 2008 are ongoing. Further opportunities have been identified in other market segments. The cooperation with Sumitomo is developing positively and according to original plans.

Waste Management

In November 2007, TOMRA entered into an agreement with Waste Management for the delivery and service of 15 Automated Recycling Centers (ARC). Waste Management is North America`s leading provider of waste and environmental services to the municipal, commercial, industrial and residential sectors. Waste Management will use the ARCs in a pilot program in non-deposit markets in North America to test consumers` response to incentive-based recycling. The pilot program represents the introduction of TOMRA's ARC technology in the North American market.

Under the agreement, the 15 recycling centers will be installed during the first half of 2008. One demo center has already been installed in Houston.

Other

Tomra received orders in several other countries, including Greece, Italy, Mexico, Korea and Bulgaria, and is in the process of installing machines. These orders and projects are further evidence that collection technology solutions in non-deposit environments appear to be sustainable

SHARES AND SHAREHOLDERS

The total number of issued shares at the end of fourth quarter 2007 was 164,690,217 shares, including 9,279,815 treasury shares. The Board will ask for a cancellation of the shares at the 2008 Annual General Meeting. Both the solidity of and cashflow generated by TOMRA are strong and the Board finds the financial capacity sufficient to implement the company's plans and strategies. In order to secure flexibility regarding adjustment of the capital structure of the company, the Board will ask for a new authorisation to acquire up to a further 15,000,000 treasury shares at the upcoming AGM.
The Board proposes a dividend of 0.45 NOK per share, up from 0.40 NOK in 2007.

The total number of shareholders increased from 9,933 at the end of third quarter 2007 to 9,990 at the end of fourth quarter 2007. 55 percent of the shares were held by Norwegian residents at the end of fourth quarter 2007.

TOMRA's share price decreased from NOK 39.00 to NOK 38.50 during fourth quarter 2007. The number of shares traded at the Oslo Stock Exchange in the period was 78 million shares compared to 105 million in the same period in 2006.

Asker, 20 February 2008

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl Chairman of the Board	Amund Skarholt President & CEO

FINANCIAL STATEMENT – FOURTH QUARTER 2007

INCOME STATEMENT *(Figures in NOK million)*	**4th Quarter**		**Accumulated 31 December**	
	2007	**2006**	**2007**	**2006**
Operating revenues	947.2	1054.2	3489.5	3965.0
Cost of goods sold	578.0	686.3	2135.9	2452.5
Depreciations/write-down	17.5	20.4	71.9	79.7
Gross contribution	*351.7*	*347.5*	*1281.7*	*1432.8*
Operating expenses	196.7	182.8	747.5	684.0
Depreciations/write-down	23.9	29.9	89.1	93.8
Operating profit	*131.1*	*134.8*	*445.1*	*655.0*
Net financial income	8.8	3.3	(2.8)	1.2
Profit before taxes	*139.9*	*138.1*	*442.3*	*656.2*
Taxes	47.8	45.3	150.6	216.3
Net profit for the period	*92.1*	*92.8*	*291.7*	*439.9*
Minority interest	(3.0)	(2.9)	(12.1)	(12.7)
Earnings per share (NOK)	*0.58*	*0.54*	*1.76*	*2.48*

BALANCE SHEET	**31 December**	
(Figures in NOK million)	**2007**	**2006**
ASSETS		
Intangible assets	701.8	775.8
Leasing equipment	80.1	117.9
Other fixed assets	565.8	632.9
Inventory	529.1	524.5
Short-term receivables	884.6	972.6
Cash and cash equivalents	190.8	286.4
TOTAL ASSETS	*2952.2*	*3310.1*
LIABILITIES & EQUITY		
Paid-in capital	1573.7	1582.7
Retained earnings	50.1	388.9
Minority interests	56.3	65.8
Deferred taxes	30.3	19.8
Long-term interest-bearing liabilities	410.1	372.3
Short-term interest-bearing liabilities	7.1	7.8
Other liabilities	824.6	872.8
TOTAL LIABILITIES & EQUITY	*2952.2*	*3310.1*

CASH FLOW STATEMENT	**4th Quarter**		**Accumulated 31 Dec.**	
(Figures in NOK million)	**2007**	**2006**	**2007**	**2006**
Profit before taxes	139.9	138.1	442.3	656.2
Changes in working capital	129.1	79.8	8.8	(339.2)
Other operating changes	44.4	35.8	75.0	27.3
Total cash flow from operations	313.4	253.7	526.1	344.3
Total cash flow from investments	(38.0)	(18.3)	(142.9)	(252.4)
Cashflow from repurchase of shares	(76.5)	(277.9)	(408.3)	(421.7)
Dividend paid out	-	-	(64.7)	(60.9)
Other cashflow from financing	(90.4)	314.2	11.5	184.1
Total cash flow from financing	(166.9)	36.3	(461.5)	(298.5)
Total cash flow for period	*108.5*	*271.7*	*(78.3)*	*(206.6)*
Exchange rate effect on cash	(3.4)	(0.4)	(17.3)	1.6
Opening cash balance	85.7	15.1	286.4	491.4
Closing cash balance	190.8	286.4	190.8	286.4

FINANCIAL STATEMENT – FOURTH QUARTER 2007
(Continued)

EQUITY	**Accumulated 31 December**	
(Figures in NOK million)	**2007**	**2006**
Opening balance	*1971.6*	*2165.9*
Net profit	279.6	427.1
Translation difference	(161.5)	(82.1)
Equity settled transactions	-	(63.0)
Dividend paid	(64.7)	(60.9)
Net purchase of own shares	(401.2)	(415.4)
Closing balance	*1623.8*	*1971.6*

INTERIM RESULTS	**4th Quarter**	**3rd Quarter**	**2nd Quarter**	**1st Quarter**	**4th Quarter**
(Figures in NOK million)	**2007**	**2007**	**2007**	**2007**	**2006**
Operating revenues (MNOK)	947.2	861.3	887.1	793.9	1054.2
EBITDA (MNOK)	172.5	170.9	150.6	112.1	185.1
Operating profit (MNOK)	131.1	130.3	111.1	72.6	134.8
Sales growth (year-on-year) (%)	(10.1)	(19.4)	(13.1)	(3.5)	56.2
Gross margin (%)	37.1	37.8	36.2	35.6	33.0
Operating margin (%)	13.8	15.1	12.5	9.1	12.8
EPS (NOK)	0.58	0.49	0.42	0.27	0.54
EPS (NOK) fully diluted	0.58	0.49	0.42	0.27	0.54

NOTES:

The 2007 and 2006 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2006. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2006 and 2007. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2006.
Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.
Use of financial instruments: The Group does not apply hedge accounting in accordance with IAS39 on any contracts as of 31 Dec 2007.
Seasonality: The Material Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).
Financial exposures: TOMRA is exposed to currency risk, as only ~3% of its income is nominated in NOK. A strengthening/weakening of NOK toward other currencies of 10% would normally decrease/increase operating profit with 15-25%.
Commodity exposures: TOMRA are exposed to the change in commodity prices. Most important are aluminum, where a USD100 change in the LME will have an USD 800,000 to 1,000,000 effect on operating profit per year.
Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology - Deposit Solutions, Material Handling, Industrial Processing Technology and Collection Technology - Non-Deposit Solutions. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology - Deposit Solutions consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Material Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort and CommoDaS, which provide advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastic.
- Collection Technology - Non-Deposit Solutions consist of general business development activities and projects in e.g. Japan and UK. The segment includes activities related to the Automated Recycling Center (ARC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.
The Group has in 2007 changed principles for classifying interest paid and -received in the cashflow statement. From 2007 it's being classified as a cashflow from finance, and not from operation. The 2006 figures have been restated accordingly with NOK 1.8 million.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	4th Quarter		4th Quarter		4th Quarter		4th Quarter		4th Quarter		4th Quarter	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	503	625	245	266	190	155	10	8	-	-	948	1054
- Nordic	*206*	*140*	-	-	*14*	*22*	-	-	-	-	*220*	*162*
- Central Europe & UK	*221*	*378*	-	-	*93*	*67*	5	-	-	-	*319*	*452*
- Rest of Europe	-	-	-	-	*29*	*32*	-	-	-	-	*29*	*32*
- US East & Canada	*76*	*107*	*103*	*119*	*10*	*13*	-	-	-	-	*189*	*239*
- US West	-	-	*142*	*147*	*10*	-	-	-	-	-	*152*	*147*
- Rest of World	-	-	-	-	*34*	*21*	*5*	*1*	-	-	*39*	*22*
Gross contribution	209	228	54	55	89	72	0	(7)	0	0	352	348
- in %	*42%*	*37%*	*22%*	*21%*	*47%*	*46%*	-	-	-	-	*37%*	*33%*
Operating profit	102	123	27	26	24	24	(18)	(34)	(4)	(4)	131	135
- in %	*20%*	*20%*	*10%*	*10%*	*13%*	*15%*	-	-	-	-	*14%*	*13%*

SEGMENT	Collection Technology – Deposit Solutions		Materials Handling		Industrial Processing Technology		Collection Technology – Non-Deposit Solutions		Group Functions		Total	
(Figures in NOK million)	Accumulated 31 Dec		Accumulated 31Dec		Accumulated 31 Dec		Accumulated 31 Dec		Accumulated 31 Dec		Accumulated 31 Dec	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues	1731	2429	1064	1021	647	504	48	11	-	-	3490	3965
- Nordic	*611*	*422*	-	-	*78*	*65*	-	-	-	-	*689*	*487*
- Central Europe & UK	*792*	*1616*	-	-	*300*	*262*	38	7	-	-	*1130*	*1885*
- Rest of Europe	-	-	-	-	*107*	*87*	-	-	-	-	*107*	*87*
- US East & Canada	*326*	*391*	*463*	*500*	*34*	*31*	-	-	-	-	*823*	*922*
- US West	-	-	*601*	*521*	*24*	-	-	-	-	-	*625*	*521*
- Rest of World	*2*	-	-	-	*104*	*59*	*10*	*4*	-	-	*116*	*63*
Gross contribution	754	981	220	221	321	240	(13)	(9)	0	0	1282	1433
- in %	*44%*	*40%*	*21%*	*22%*	*50%*	*48%*	-	-	-	-	*37%*	*36%*
Operating profit	345	564	105	101	101	79	(90)	(73)	(16)	(16)	445	655
- in %	*23%*	*23%*	*10%*	*10%*	*16%*	*16%*	-	-			*13%*	*17%*
Investments	*71*	*109*	*69*	*103*	*14*	*155*	*3*	*5*	-	-	*157*	*371*
Assets	1298	1545	623	700	697	698	92	*18*	244	349	2954	3310
Liabilities	550	564	59	93	133	114	21	2	509	500	1272	1273

TOMRA SYSTEMS ASA

082 - 03334

Fiscal Year 2007

20 February 2008



Growth ambition confirmed by 2007 performance

Revenue development in TOMRA 2001-2007
NOK million



3500
3000
2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005
2006
2007
Collection Tech DS
Materials Handling
Industrial Processing Tech
Collection Tech NDS

2007 performance adjusted for one-off volumes in Germany and currency effect

- 20% revenue growth per annum
- Improved gross margin
- Moderate opex increase
- ~20% increase in EBIT per annum

This is in line with our long-term financial targets of

- >10% revenue growth per annum
- 15-25% EBIT increase

TOMRA focus areas in 2007

	To-do list 2007	Performance assessment
	• Capture new orders in Germany	□
	• Capitalize on Nordic opportunities	●
	• Introduce new products in the US (T-63, UNO)	●
	• Maximize commodity pricing opportunities	●
	• Reduce logistics costs in California through more compaction	□
	• Assess alternative waste stream opportunities	▲
	• Extend current value chain in California	□
	• Expand into new segments and markets for Titech and CommoDaS	●
	• Further improve Orwak performance	●
	• Select M&A	▲
	• Reach target of 100 RVMs in Tokyo and create momentum	□
	• Deliver 100 TRCs to Tesco and obtain additional orders	▲
	• Initiate new TRC/ARC pilots in other markets	●

Financial Highlights – Profit and loss statement

Figures in NOK million	4Q 2007	4Q 2006	FY 2007	FY 2006
Revenues	948	1054	3490	3965
• Collection Technology, Deposit Solutions	503	625	1731	2429
• Material Handling	245	266	1064	1021
• Industrial Processing Technology	190	155	647	504
• Collection Technology, Non-Deposit Solutions	10	8	48	11
Gross contribution	352	348	1282	1433
Gross margin	37%	33%	37%	36%
Operating expenses	221	213	837	778
Operating profit	131	135	445	655
Operating margin	14%	13%	13%	17%

Financial highlights - Balance sheet, cash flow and capital structure

TOMRA

Figures in NOK million	31 Dec 2007	31 Dec 2006
ASSETS	2,952	3,310
• Intangible assets	702	776
• Leasing equipment	80	118
• Other fixed assets	566	633
• Inventory	529	524
• Short-term receivables	884	973
• Cash and cash equivalents	191	286
LIABILITIES AND EQUITY	2,952	3,310
• Equity	1,680	2,037
• Interestbearing liabilities	417	380
• Non-interestbearing liabilities	855	893

- **Cash flow from operations**
  - 313 MNOK in 4Q 2007
    254 MNOK in 4Q 2006
  - 526 MNOK in 2007
    344 MNOK in 2006
- **Cash flow from finance**
  - 77 MNOK spent on share buy-backs in 4Q 2007, 408 MNOK in 2007
  - 9.5 million shares bought back so far under current program obtained in December 2006. To be cancelled at annual general meeting in 2008
  - The Board propose a dividend of NOK 0.45/share + a 15 million share buy back program

TOMRA SYSTEMS ASA

082-03334


TOMRA
Collection Technology
Deposit Solutions

Collection Technology Deposit Solutions – Financials

TOMRA

Figures in NOK million	4Q 2007	4Q 2006	FY 2007	FY 2006
Revenues	503	625	1731	2429
• Nordic	206	140	611	422
• Central Europe & UK	221	378	792	1616
• US East/Canada	76	107	326	391
• Rest of the world	-	-	2	-
Gross contribution	*209*	228	*754*	981
In %	*42%*	*37%*	*44%*	*40%*
Operating expenses	107	105	409	417
Operating profit	*102*	123	*345*	564
In %	*20%*	*20%*	*23%*	*23%*

Collection Technology - Deposit

TOMRA

Overall
- Improved gross margin from 40% to 44%
- Stable competitive environment
- Solid financial performance with 20% EBIT margin

Nordic
- Around 80% of Finnish PET race orders awarded to Tomra
- 50% revenue increase in Denmark
- Orders for implementation of Panto (lottery) received for 800 machines in Norway

Germany
- 70% of installations from 2006 now signed up for service contracts
- 2400 new installations adding up to 17.000 total installations
- 2008 ambition of 2.000-2.500 installations
- Previous target of 30.000 machines awarded to the industry before end of 2010 remains unchanged

US
- T-63 launched and installations started
- Negative currency effect with 15% in the fourth quarter / 9% full year

Legislative status

TOMRA

Potential deposit markets within next 3 years

- Western Australia
- Deposit on small bottles in Holland
- Deposit on water bottles in New York/Connecticut
- Former Eastern Europe countries

TOMRA well positioned with leading edge technology


Uno
T-605
T-710
T-63 HCp
Single cabinet
T-63 HCp
Dual cabinet
T-83 HCp
Single cabinet
T-83 HCp
Dual cabinet
ALL CONTAINERS
NON-REFILLABLES

Collection Technology – Deposit - the future scenario

TOMRA



Install base of >60.000 machines worldwide, of which >15.000 are older than 15 years

Annual replacement sales of 2.500-3.000 machines will eventually increase to 5.000-6.000 machines, value approaching 1 BNOK annually

Annual recurrent service revenue increasing from 800 MNOK to 1 BNOK

A stable base business with EBIT margin of >15% after R&D charges

Sales in relation to introduction of new legislation, with expansion of existing deposit bills on top

Number of installed TOMRA machines


TOMRA
Materials Handling

Materials Handling – Financials

TOMRA

Figures in NOK million	4Q 2007	4Q 2006	FY 2007	FY 2006
Revenues	245	266	1064	1021
• US East/Canada	103	119	463	500
• US West (California)	142	147	601	521
Gross contribution *in %*	54 22%	55 21%	220 21%	221 22%
Operating expenses	27	29	115	120
Operating profit *in %*	27 11%	26 10%	105 10%	101 10%

- **Currency impact**
  - Minus 15% in fourth quarter
  - Minus 9% in full year

Materials Handling – Financials

TOMRA

Figures in million US$	4Q 2007	4Q 2006	FY 2007	FY 2006
Revenues	45,0	41,5	181,5	159,2
• US East/Canada	18,9	18,6	79,0	78,0
• US West (California)	26,1	22,9	102,5	81,2
Gross contribution	9,9	8,6	37,5	34,5
in %	22%	21%	21%	22%
Operating expenses	5,0	4,5	19,6	18,7
Operating profit	5,0	4,1	17,9	15,7
in %	11%	10%	10%	10%

Materials Handling – Highlights

TOMRA

US East/Canada

- Revenues of 18.9 MUSD, up 2%
- Unfavorable material mix impacting GM slightly negatively

US West (California)

- Redemption rates increased by 10%, due to increase in deposit
- Current aluminum prices trending ~4% below last year, PET prices are up ~20%
- TOMRA volumes up 12%
- Orwak compactors for PET and aluminum containers are being installed for improved operational efficiency in 2008






TOMRA

latimes.com: Los Angeles Times

Recycling Increases

California's overall recycling rate on beverage containers was 71% for the first half of 2007, up from 65% for the first half of 2006. The goal is 80%. Some major categories of recyclable containers:

	Sold (in billions)	Recycled (in billions)	Rate*
Aluminum			
Jan.-June 2007	4.4	3.6	83%
Jan.-June 2006	4.5	3.4	77
Glass			
Jan.-June 2007	1.6	1.1	71%
Jan.-June 2006	1.6	1.0	65
PET plastic**			
Jan.-June 2007	3.6	2.1	58%
Jan.-June 2006	3.3	1.6	50

* percent of deposit beverage containers sold that are recycled
** Polyethylene terephthalate plastic containers — water and soda bottles
Source: California Department of Conservation

Paul Duginski: Los Angeles Times

Recycling increases

December 24, 2007

Materials Handling

TOMRA

- TOMRA operates Materials Handling units in the US and Canada
- A total of 300.000 tonnes per year of material is transported from collection points, handled and processed before it is sold for recycling;

Glass:	150.000 tonnes per year
Aluminum:	80.000 tonnes per year
PET:	60.000 tonnes per year
Other:	10.000 tonnes per year

- Strategic in connection with establishment of new collection infrastructures
- Single digit organic growth and EBIT margin ~10%


TOMRA's replanet center, California


TOMRA's CAMCO materials handling unit Canada


TOMRA
Industrial Processing Technology

082 - 03324

TOMRA

Industrial Processing Technology
- Financials

Figures in NOK million	4Q 2007	4Q 2006	FY 2007	FY 2006
Revenues	190	155	647	504
• Nordic	14	22	78	65
• Central Europe & UK	93	67	300	262
• Rest of Europe	29	32	107	87
• *US/Canada*	10	13	34	31
• US West	10	-	24	-
• Rest of World	34	21	104	59
Gross contribution	*89*	72	*321*	240
In %	*47%*	*46%*	*50%*	*48%*
Operating expenses	65	48	220	161
Operating profit	*24*	24	*101*	79
In %	*13%*	*15%*	*16%*	*16%*

TOMRA

Industrial Processing Technology

RECOGNITION & SORTING
(TiTech/CommoDaS/Qvision)

- Represents 60% of business area revenue
- TiTech revenue growth of 48% per annum
- CommoDaS >100 MNOK annual revenue
- Stable price & margin levels
- Continuous investment in R&D and marketing to fuel further growth
- Solid order-book
- Qvision completed commercial installation within food industry

COMPACTION & BALING
(Orwak/Presona)

- Improved performance in Orwak continues
  - Organic growth of 9 %
  - EBIT margin towards 10% range
- Presona still underperforming with EBIT loss
  - Goodwill & capitalized R&D written off by ~8 MNOK in the quarter
- *Improved order-book in both companies* compared to last year

Industrial Processing Technology in total:
- Double digit organic growth
- EBIT margin towards 20%
- Acquisitions possible

TOMRA

Industrial Processing Technology
- Order book


NOK million
180
160
140
120
100
80
60
40
20
0
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

Improving efficiency in existing recycling processes - towards 1 BNOK in revenues

TOMRA

ESTIMATES

Revenue development for Industrial Processing Technology portfolio
NOK million



CAGR: >20%
0
68
379
504
647
2003
2004
2005
2006
2007
2008
2009
2010
M&A
Current portfolio

TITECH — *Acquired for ~225 MNOK*

ORWAK Presona — *Acquired for ~160 MNOK*

commodas — *Acquired for ~100 MNOK*

082 - 03334 TOMRA



Paper • Card • Cartons
TESCO
Recycling
Centre

Collection Technology
Non-deposit Solutions

Collection Technology Non-deposit Solutions - Financials

TOMRA

Figures in NOK million	4Q 2007	4Q 2006	FY 2007	FY 2006
Revenues	10	8	48	11
• Central Europe & UK	5	-	38	7
• Rest of World	5	1	10	4
Gross contribution	0	(7)	(13)	(9)
in %	-	-	-	-
Operating expenses	18	27	77	64
Operating profit	(18)	(34)	(90)	(73)
in %	-	-	-	-

TOMRA's goal and role in Non-deposit markets

TOMRA

GOAL

- NOK 1 billion annual revenues within 5 years
- Financially break-even during 2009 and, eventually, profitability in line with Collection Technology - Deposit

TOMRA ROLE

- Prime task is the sale and service of technology solutions
- Could also be the system operator, e.g. through use of third party service providers

Overall status and key market activities

TOMRA

Overall status

- Developed and proven business models
- Flexible product portfolio and stable product platforms
- Deep market and stakeholder knowledge
- Established non-deposit market organization
- Established knowledge of Tomra's solutions among key customer groups and policy makers

Key market activities

- Current operations
  - UK (retail model)
  - Japan (municipality model)
  - Greece (private operator model)
  - Mexico (brand owner/retail model)
- Confirmed 2008 pilot start-ups
  - US (waste management model)
  - Bulgaria (private operator model)
  - Italy (private operator/ municipality model)
- Strong pipeline of projects that potentially will also result in pilots

Generic Non-deposit business model

082 - 0333 TOMRA



Local Government & Municipalities
CONTRIBUTION
• Create local awareness
• Financial contribution
BENEFITS
• Reduce cost of waste collection and littering
• Increase recycling rates
Retailer
CONTRIBUTION
• Space, electricity & IT link
• First line support
• Financial contribution
BENEFITS
• Traffic & revenue increase
• Being a responsible retailer
• Reduce packaging taxes
STAKEHOLDERS WITH COMPLEMENTARY RESPONSIBILITIES AND BENEFITS
Beverage & CPG company
CONTRIBUTION
• Financial support
• Coupons & Incentives
BENEFITS
• Product awareness through advertising
• Responsible environmental supplier
• Reduced packaging taxes and CO2 emissions
Waste Management Company
CONTRIBUTION
• Operate recycling infrastructure
• Financial contribution
BENEFITS
• Market commodities
• New solutions to their customers
• Company image
• Increased utilization of car fleet

ARC Solution Platforms

TOMRA


Center

- Centers for Hypermarkets, standalone outdoor installation
- Full range of material fractions (rigid containers)
- Can crush, granulate, flake, break or store uncompacted material


Kiosk

- Kiosks for Supermarkets, standalone outdoor installation
- Accepts beverage containers and similar items
- Can crush, flake, break or store uncompacted material


Single

- Single machines for Convenience stores, installed indoors or against outer wall
- Accepts beverage containers and similar items
- Produces flaked or crushed material

Status ARC Tesco UK

TOMRA



Installation outlook

- 30 units installed by end 2007 and ~40 by 20 February 2008
- Tesco commitment for 106 units
- Ongoing discussions around solutions for all Tesco stores
- Significant interest from other potential customers in the UK

Average collected items per center 2007



Volumes and operations

- Uptime to Consumers', Tesco's and Tomra's satisfaction
- Very high volumes collected - certain units touching 150.000 items per week
- Major upgrade agreed to increase capacity, planned for after Easter
- Decrease in average volume per unit in November and December is due to seasonality and new units installed during December

Status Tomra Japan and Sumitomo Partnership

TOMRA

- Installations in Sumitomo Partnership (100 RVM plan)
  - 80 RVMs installed by 31 Dec 2007 on pilot and commercial basis
  - Plan in place to reach 100 installations before Japanese fiscal year end (31 March 08)
- Some technical issues which have slowed down installation speed
- The RSP (Recycling Service Provider) business model looks promising with solid volumes, good cost reductions for municipalities and potential for attractive operating margins
- Strong pipeline of projects and promising developments with other customer groups than municipalities (private companies)
- Current Sumitomo partnership agreement extended until 1 April 2008
- JV discussions ongoing with Sumitomo and plan is to conclude negotiations in March 2008


Average volume development key wards 2007
Average: ~1000/RVM/day
Jan Feb Mar April May June July Aug Sep Oct Nov Dec

Business case RSP model with volumes of ~1000 bottles per RVM per day:
- Local technology gross profit of 37%
- Local material handling gross profit of 20%
- Average local gross profit of 28%
- Break-even in local operation with ~300 RVMs on commercial contracts
- In addition comes central technology contribution

Status other markets

TOMRA

Greece
- 50 RVMs delivered and ordered to date
- Positive dialogues with all key customers

US
- Pilot with 15 Automated Recycling Centers to start 1H 08
- 1 demo center installed in Houston
- Discussions ongoing with potential partners
- Significant interest for non deposit solutions also from other customers

Bulgaria
- Order for 40 Recycling kiosks (T-83) received last year
- First 10 to be delivered in Q1 and pilot preparations ongoing with local municipalities and other stakeholders

Italy
- Order for 10 Recycling kiosks (T-63) received in Q4
- Delivery expected in Q2
- Pilot preparations ongoing with local stakeholders

TOMRA at Euroshop 2008

TOMRA


TOMRA
cycling
centre

Significant space allocated to Non-deposit Solutions


TOMRA
...e world recycle
Outlook

The evolution from RVM supplier to recycling solution provider

TOMRA


REVENUE
100%
2003
> 50% revenue increase
20%
80%
2007
> 50% revenue increase
35%
65%
2011
Deposit related
Non-deposit related

Macro trends impacting recycling industry positively

TOMRA

Political leadership

Legislation

Waste generation

Commodity prices

Public opinion

Corporate social responsibility


EU Waste Packaging Directive
Establish targets for collection and recycling to be achieved by all EU member states within 2015.
Overall recycling: 55-60%...
Key requirements:
• All landfills must be classified for material...
WEATHER
Coca-Cola

Our growth ambition (revenue)

TOMRA


Collection Tech
Industrial Processing Technology
One off Installation volumes Germany
Materials Handling
Collection Technology Deposit
(Germany incl. from 2008)
2003
2004
2005
2006
2007
2008
2009
2010
2011

A positive contribution

TOMRA

TOMRA provides a positive contribution to shareholders and the environment, each *year TOMRA enables:*

- Collection of 30 billion used beverage containers through RVMs, ~ 3 % of world consumption
- Processing of 300.000 tonnes of beverage container material in the US
- Sorting of around 7.5 million tonnes of mixed waste through optical scanners from TiTech
- Compaction of about 30 million tonnes of waste in Orwak compactors

TOMRA growth ambition

10% annual organic growth in operating revenues

15 – 25% annual EBIT growth

Currency exposure in 2008


Net avoidance of more than 10 million tonnes of CO2 equiv. each year, equal to about 20% of the annual emissions of Norway

Addendum slide - Major shareholders

TOMRA

1	Orkla ASA	23 953 000	14,5%
2	Folketrygdfondet	12 037 900	7.3%
3	State Street Bank AN A/C Client Omnibus D	10 935 995	6.6%
4	Tomra Systems ASA	9 279 815	5.6%
5	The Northern Trust C Treaty Account	7 819 500	4.7%
6	Clearstream Banking CID Dept, Frankfurt	3 656 197	2.2%
7	JP Morgan Chase Bank Clients Treaty Account	3 230 392	2.0%
8	FERD AS P610AK	2 900 000	1.8%
9	Danske Bank A/S 3887 Operations Sec.	2 803 890	1.7%
10	Verdipapirfondet KLP	2 400 000	1.5%
	SUB-TOTAL	**79 016 689**	**48.0%**
	Other shareholders	**85 673 528**	**52.0%**
	TOTAL (9,724 shareholders)	**164 690 217**	**100%**
	Total foreign ownership	**72 182 172**	**43.8%**

Addendum slide - Shareholders by nationality

TOMRA

1	Norway	56.2%	8 979
2	Great Britain	12.9%	83
3	USA	9.9%	161
4	Sweden	4.0%	94
5	Luxembourg	3.8%	35
6	Denmark	3.2%	48
7	France	3.0%	23
8	Finland	1.2%	20
9	Ireland	0.9%	14
10	Japan	0.8%	29
	TOTAL	**96.0%**	**9 486**

END